                                                                  EXHIBIT 99.5

                            SECTION 906 CERTIFICATION


                            Certification Pursuant to

                              18 U.S.C Section 1350

      As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002


         In connection with the annual report on Form 40-F of AT&T Canada Inc., a corporation organized under the laws of Canada (the "Company"), for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

Dated:   May 6, 2003               /S/  JOHN McLENNAN
                                   ------------------
                                   John McLennan
                                   Vice Chair & Chief Executive Officer


Dated:   May 6, 2003               /S/  DAVID LAZZARATO
                                   --------------------
                                   David Lazzarato
                                   Executive Vice President & Chief Financial
                                   Officer



A signed original of this written statement required by Section 906 has been provided to AT&T Canada Inc. and will be retained by AT&T Canada Inc. and furnished by the Securities and Exchange Commission or its staff upon request.